

Tarun Thummala · 3rd

Co-Founder at Gathr

Austin, Texas, United States · Contact info

500+ connections

gathr: superpowered social events

The University of Texas at Austin

Experience

CTO & Co-Founder
gathr: superpowered social events
Jan 2020 - Present · 2 yrs 3 mos
Austin, Texas, United States

Software Engineering Intern
SparkCognition
Sep 2018 - Feb 2019 · 6 mos
Austin, Texas

Software Engineering Intern
Blackbaud
May 2018 - Aug 2018 · 4 mos
Austin, Texas

Team Lead
Vize
Jan 2017 - Dec 2017 · 1 yr
College Station, Texas

Software Engineering Intern
GoldBean
Jun 2017 - Aug 2017 · 3 mos
New York, New York

Education

The University of Texas at Austin
Master of Science - MS, Computer Science
2020 - 2022

Focus in Machine Learning and Artificial Intelligence

The University of Texas at Austin
Bachelor of Science - BS, Computer Science
2017 - 2020

Texas A&M University
Bachelor of Science (B.S.), Computer Science
2016 - 2017

See all 4 education